Commission File Number 001-31914

EXHIBIT 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Life Insurance Company Limited, you should at once hand this circular and the accompanying proxy form to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ELECTION OF MS. LIU HUI AND MR. RUAN QI AS EXECUTIVE

DIRECTORS OF THE SEVENTH SESSION OF THE BOARD OF DIRECTORS

ELECTION OF MR. LI BING AS A NON-EXECUTIVE DIRECTOR

OF THE SEVENTH SESSION OF THE BOARD OF DIRECTORS

AND

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2023

A notice convening the Extraordinary General Meeting of China Life Insurance Company Limited to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Friday, 15 December 2023 at 9:30 a.m. is set out on pages 7 to 9 of this circular.

Whether or not you are able to attend the Extraordinary General Meeting, you are advised to read the notice of Extraordinary General Meeting and to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited; and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Office in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the Extraordinary General Meeting (i.e. no later than 9:30 a.m. on Thursday, 14 December 2023) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the Extraordinary General Meeting or at any adjourned meeting if you so wish.

9 November 2023

TABLE OF CONTENTS

Page

DEFINITIONS	1

LETTER FROM THE BOARD	3

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2023	7

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	the domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the SSE and traded in RMB

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board” or “Board of Directors”	the board of Directors of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“Director(s)”	the director(s) of the Company

“EGM” or “Extraordinary General Meeting”	the first extraordinary general meeting 2023 of the Company to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Friday, 15 December 2023 at 9:30 a.m.

“H Share(s)”	the overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Non-executive Director(s)”	the independent non-executive Director(s) of the Company

“NAFR”	the National Administration of Financial Regulation

“PRC” or “China”	the People’s Republic of China, excluding, for the purpose of this circular only, Hong Kong, Macau Special Administrative Region and Taiwan region

“RMB”	the lawful currency of the PRC

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

DEFINITIONS

“SSE”	the Shanghai Stock Exchange

“SSE Listing Rules”	the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange

Note:	If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

LETTER FROM THE BOARD

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Board of Directors:	Office Address:
Executive Directors:	16 Financial Street
Mr. Bai Tao	Xicheng District
Mr. Li Mingguang	Beijing 100033
PRC
Non-executive Directors:
Mr. Wang Junhui	Place of Business in Hong Kong:
Ms. Zhuo Meijuan	The Hong Kong Office
16/F, Tower A, China Life Centre
Independent Non-executive Directors:	One Harbour Gate
Mr. Lam Chi Kuen	18 Hung Luen Road
Mr. Zhai Haitao	Hung Hom, Kowloon
Mr. Huang Yiping	Hong Kong
Ms. Chen Jie

9 November 2023

To the shareholders

Dear Sir or Madam,

1.	INTRODUCTION

On behalf of the Board of Directors, I invite you to attend the EGM to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Friday, 15 December 2023 at 9:30 a.m.

The purpose of this circular is to provide you with the notice of the EGM and the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the EGM.

2.	ELECTION OF DIRECTORS

On 4 August 2023, the Board of Directors considered and approved the proposals in relation to the nomination of Ms. Liu Hui and Mr. Ruan Qi as candidates for Executive Directors of the seventh session of the Board of Directors and the nomination of Mr. Li Bing as a candidate for Non-executive Director of the seventh session of the Board of Directors. Such proposals shall be submitted to the EGM for consideration and approval. The qualifications of Ms. Liu Hui, Mr. Ruan Qi and Mr. Li Bing as Directors are subject to the approval of the NAFR.

LETTER FROM THE BOARD

Election of Ms. Liu Hui and Mr. Ruan Qi as Executive Directors of the seventh session of the Board of Directors

The biographical details of Ms. Liu Hui is set out below:

Ms. Liu Hui, born in February 1970, is a Vice President of the Company. She has been a Director of China Life Asset Management Company Limited since August 2023, a Director of Wonders Information Co., Ltd. (a company listed on the Shenzhen Stock Exchange, stock code: 300168) since July 2023 and a Director of China Life Franklin Asset Management Company Limited since April 2023. From 2014 to 2022, Ms. Liu Hui successively served as a Vice President of China Life Investment Holding Company Limited, and an Executive Director and Vice President of China Life Investment Management Company Limited, and concurrently served as an Executive Director and Vice President of Sino-Ocean Group Holding Limited (a company listed on the Hong Kong Stock Exchange, stock code: 3377), the President and Chairman of China Life Capital Investment Company Limited, and an Executive Director and the General Manager of China Life Real Estate Co., Limited. She served as the General Manager of the Investment Management Department of the Company from 2009 to 2014, and successively acted as an Assistant to the General Manager of the Enterprise Annuity Department, the Deputy General Manager of the Pension and Institutional Business Department and the General Manager of the Transaction Management Department of China Life Asset Management Company Limited from 2005 to 2009. She worked at the Head Office of China Construction Bank from 1992 to 2005. Ms. Liu Hui successively obtained a bachelor’s degree in economics from Renmin University of China and a master’s degree in business administration from Tsinghua University, and is a senior economist.

The biographical details of Mr. Ruan Qi is set out below:

Mr. Ruan Qi, born in July 1966, is a Vice President and the Chief Risk Officer of the Company. He has been the Chairman of Wonders Information Co., Ltd. (a company listed on the Shenzhen Stock Exchange, stock code: 300168) since July 2023. Mr. Ruan Qi successively served as the General Manager (at the general manager level of the provincial branches) of the Information Technology Department and the Chief Information Technology Officer of the Company from 2016 to 2018. He served as the General Manager of China Life Data Center and the General Manager (at the general manager level of the provincial branches) of the Information Technology Department of the Company from 2014 to 2016, and the Deputy General Manager and the General Manager of the Information Technology Department of the Company from 2004 to 2014. He successively served as the Deputy Division Chief of the Computer Division of Fujian Branch, and the Deputy Manager (responsible for daily operations) and the Manager of the Information Technology Department of the Company from 2000 to 2004. Mr. Ruan Qi graduated from Beijing Institute of Posts and Telecommunications in August 1987, majoring in computer science and communications with a bachelor’s degree in engineering, and from Xiamen University with a master’s degree in business administration for senior management in December 2007, and is a senior engineer.

LETTER FROM THE BOARD

Each of Ms. Liu Hui and Mr. Ruan Qi will enter into a service contract with the Company. His/Her term of office shall be effective from the date of approval by the NAFR and end on the expiry of the term of the seventh session of the Board of Directors. He/She is eligible for re-election upon expiry of his/her term. As Executive Directors of the Company, Ms. Liu Hui and Mr. Ruan Qi will not receive any director’s fee from the Company, but will receive corresponding remuneration in accordance with their positions in the Company, including salary, bonus and allowance. The Company provides pension fund scheme for Executive Directors. The remuneration of the Executive Directors is determined by reference to the relevant remuneration system of the Company. The Nomination and Remuneration Committee of the Company is responsible for determining the annual remuneration scheme, which shall be subject to the approvals of the Board of Directors and the shareholders’ general meeting.

Save as disclosed above, each of Ms. Liu Hui and Mr. Ruan Qi has not held any directorship in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any Directors, senior management or substantial or controlling shareholders of the Company. Each of Ms. Liu Hui and Mr. Ruan Qi does not have any interests in shares of the Company within the meaning of Part XV of the SFO.

Further, there is nothing in respect of the election of Ms. Liu Hui and Mr. Ruan Qi that needs to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules nor is there anything that needs to be bought to the attention of the shareholders of the Company.

Election of Mr. Li Bing as a Non-executive Director of the seventh session of the Board of Directors

The biographical details of Mr. Li Bing is set out below:

Mr. Li Bing, born in May 1975, is a member of the Party Committee of China Guangfa Bank Co., Ltd. From 2021 to August 2023, he was the Compliance Officer and the General Manager of the Risk Management Department/Internal Control and Compliance Department of China Life Insurance (Group) Company. From 2010 to 2021, he was the Compliance Officer and Legal Officer of China Life Pension Company Limited, and successively served as an Assistant to the Director of the General Office, an Assistant to the General Manager of the Risk Management and Legal Compliance Department, the Deputy General Manager (responsible for daily operations) and General Manager of the Legal Affairs Department, and the General Manager of the Legal Compliance Department of China Life Pension Company Limited. Mr. Li Bing successively graduated from Fudan University and Renmin University of China and possesses a doctorate in law.

Mr. Li Bing will enter into a service contract with the Company. His term of office shall be effective from the date of approval by the NAFR and end on the expiry of the term of the seventh session of the Board of Directors. He is eligible for re-election upon expiry of his term. As a Non- executive Director of the Company, Mr. Li Bing will not receive any director’s fee or remuneration from the Company.

LETTER FROM THE BOARD

Save as disclosed above, Mr. Li Bing has not held any directorship in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any Directors, senior management or substantial or controlling shareholders of the Company. Mr. Li Bing does not have any interests in shares of the Company within the meaning of Part XV of the SFO.

Further, there is nothing in respect of the election of Mr. Li Bing that needs to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules nor is there anything that needs to be bought to the attention of the shareholders of the Company.

3.	THE EGM

The notice of EGM is set out on pages 7 to 9 of this circular. The proxy form of the EGM is enclosed.

If you intend to appoint a proxy to attend the EGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited; and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents, should be returned to the Company’s Board Office in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the EGM (i.e. no later than 9:30 a.m. on Thursday, 14 December 2023) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the EGM or at any adjourned meeting if you so wish.

4.	VOTING BY POLL

According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the EGM will exercise his power under the Articles of Association to demand a poll in relation to the proposed resolutions at the EGM.

5.	RECOMMENDATION

The Board considers that the resolutions proposed for consideration and approval by the shareholders at the EGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of the proposed resolutions at the EGM.

Your faithfully,

Bai Tao

Chairman

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2023

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2023

NOTICE IS HEREBY GIVEN that the First Extraordinary General Meeting 2023 of China Life Insurance Company Limited (the “Company”) will be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Friday, 15 December 2023 at 9:30 a.m. (the “EGM”), for the following purposes:

ORDINARY RESOLUTIONS

1.	To consider and approve the election of Ms. Liu Hui as an Executive Director of the seventh session of the Board of Directors of the Company.

2.	To consider and approve the election of Mr. Ruan Qi as an Executive Director of the seventh session of the Board of Directors of the Company.

3.	To consider and approve the election of Mr. Li Bing as a Non-executive Director of the seventh session of the Board of Directors of the Company.

By Order of the Board Heng Victor Ja Wei Company Secretary

9 November 2023

As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:	Bai Tao, Li Mingguang
Non-executive Directors:	Wang Junhui, Zhuo Meijuan
Independent Non-executive Directors:	Lam Chi Kuen, Zhao Haitao, Huang Yiping, Chen Jie

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2023

Notes:

1.	ELIGIBILITY FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining the entitlement of holders of H Shares to attend the Extraordinary General Meeting from Saturday, 25 November 2023 to Friday, 15 December 2023 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Extraordinary General Meeting, holders of H Shares should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 24 November 2023.

The Company will announce separately on the Shanghai Stock Exchange details of eligibility of holders of A Shares for attending the Extraordinary General Meeting.

2.	PROXY

(a)

Each shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(b)

The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other documents of authorization must be notarized.

To be valid, for holders of H Shares, the proxy form and notarized power of attorney or other documents of authorization must be delivered to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for the Extraordinary General Meeting (i.e. no later than 9:30 a.m. on Thursday, 14 December 2023) (the proxy form for use at the Extraordinary General Meeting is attached herewith).

3.	REGISTRATION PROCEDURES FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING

A shareholder or his proxy should produce proof of identity when attending the Extraordinary General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

4.	VOTING BY POLL

According to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the Extraordinary General Meeting will exercise his power under the Articles of Association to demand a poll in relation to the proposed resolutions at the Extraordinary General Meeting.

5.	MISCELLANEOUS

(a)	The Extraordinary General Meeting is expected to be held for less than half a day. Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2023

(b)	The office address of the Company is: 16 Financial Street, Xicheng District, Beijing, the People’s Republic of China.

Postal code:	100033
Contact office:	Board Office
Telephone No.:	86 (10) 6363 2963
Facsimile No.:	86 (10) 6657 5112